SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

Aviva plc
Interim management statement for the nine months to 30 September 2014
30 October 2014

Aviva plc Third Quarter 2014

Interim Management Statement
Mark Wilson, Group Chief Executive Officer, said:
"Aviva's turnaround is delivering. Our key metrics have improved again. Year to date, our net asset value is 10% higher; value of new business is up 15%1 and the general insurance combined ratio improved to 95.9%.
"The steps we have taken to focus and strengthen the Group mean we are in a different position to two years ago.
"Notwithstanding this progress, there is still more to do before we can be satisfied we are fully delivering on our investment thesis of cash flow plus growth."

Cash flow	■ Progress in cash remittances expected at FY14 ■ Operating capital generation £1.3 billion (9M13: £1.3 billion)
Value of new business
■ Value of new business grew 15%1 to £690 million3 (9M13: £619 million2,3)
■ Balanced product mix with VNB split 36% protection, 35% savings and 20% annuities
■ Increase driven by strong performance in Europe (40%1) and Asia (47%1)
■ UK life returned to growth in the 3rd quarter, with VNB up 18%. 9M14 VNB 9% lower

Expenses	■ Momentum on expense efficiency has continued
Combined operating ratio	■ Combined operating ratio (COR) of 95.9% (9M13: 96.9%) ■ UK COR improved by 1.4 percentage points to 94.1% (9M13: 95.5%) ■ Canada COR of 96.8% (9M13: 95.2%) impacted by worse weather and fire losses
Balance sheet	■ IFRS net asset value increased 10% year to date to 298p (FY13: 270p) ■ Economic capital4 surplus £7.9 billion (FY13: £8.3 billion)

1 On a constant currency basis.

2 Comparative has been restated to reflect changes in MCEV liquidity premium valuation and an extension of the MCEV covered business. See the basis of preparation in note 1 to the statistical supplement for details.

3 Excludes Eurovita, Aseval, CxG and Malaysia.

4 The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Key financial metrics

Operating capital generation

Continuing operations	9 months 2014 £bn	Restated1 9 months 2013 £bn
United Kingdom & Ireland Life	0.5	0.4
United Kingdom & Ireland General Insurance & Health	0.3	0.3
Europe	0.4	0.5
Canada	0.1	0.1
Asia and Other	-	-
Total	1.3	1.3

Value of new business

Continuing operations	9 months 2014 £m	Restated1 9 months 2013 £m	Sterling % change2	Constant currency % change2
United Kingdom & Ireland	303	330	(8)%	(8)%
France	156	118	33%	39%
Poland3	46	34	34%	40%
Italy, Spain, Turkey & Other3	83	66	26%	41%
Asia3	97	71	36%	47%
Aviva Investors	5	-	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	690	619	12%	15%
Eurovita, Aseval, CxG & Malaysia	(4)	-	-	-
Value of new business	686	619	11%	15%

General insurance combined operating ratio

Continuing operations	9 months 2014%	9 months 2013%	Change
United Kingdom & Ireland	94.2%	95.7%	(1.5)pp
Europe	99.8%	98.3%	1.5pp
Canada	96.8%	95.2%	1.6pp
General insurance combined operating ratio	95.9%	96.9%	(1.0)pp

Capital position

	30 September 2014 £bn	30 June 2014 £bn	Sterling % change
Estimated economic capital surplus4	7.9	8.0	(1)%
Estimated IGD solvency surplus4	2.9	3.3	(12)%
IFRS net asset value per share	298p	290p	3%
Pro forma IFRS net asset value per share5	302p
MCEV net asset value per share (restated)1,6	486p	478p	2%

1. Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1 to the statistical supplement.
2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia.

4. The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5. The pro forma IFRS NAV at 30 September 2014 includes the benefit of completing the CxG transaction.

6. In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Officer's report

Overview
Performance in the first nine months of 2014 shows continued upward momentum in our key metrics. Value of new business (VNB) is up 15%1, combined operating ratio (COR) has improved one percentage point to 95.9%, expenses are lower and IFRS net asset value per share has increased 10% over the year to 298p (FY13: 270p). Operating capital generation is stable at £1.3 billion and we continue to make satisfactory progress in increasing cash remittances, a key priority.
Recent market volatility is a reminder of the global economic uncertainty that still exists. We believe our diversified business model and the steps we have taken to improve risk management positions us well for such adversity. A good example of this is that we purchased significant hedging earlier in the year when market conditions were benign. This hedging gave us extra protection to our economic capital position going into October's market falls.
During the third quarter we announced the disposal of our stake in Spanish bancassurance joint venture CxG Aviva for €287 million, representing 25x 2013 operating earnings. This is expected to add 4p per share to our reported IFRS NAV.
We will continue to reallocate capital across the Group to higher return businesses as we move to a group that is a focused True Customer Composite. This means that we will offer life, general and health insurance together with asset management in areas where we have competitive advantage and enough scale so we can win.

Value of new business ■ Value of new business up 15% in constant currency ■ Increase driven by business mix shift to protection and unit-linked savings
VNB grew 15%1 in the first nine months of 2014, driven by Europe (+40%1) and Asia (+47%1). At the Group level, protection was the largest product contributor, making up 36% of the first nine months' VNB, while annuities accounted for 20%, down from 32% a year ago. We have actively shifted business mix to mitigate the impact of low interest rates and regulatory change.
Our UK life business returned to growth in the discrete third quarter, with VNB up 18% to £120 million. This has offset some of the decline caused by the new annuity legislation with total VNB for the nine months down 9% to £297 million. Overall UK annuity VNB was down 33% in the first nine months, an improvement on the 41% decline in H1 due to increased bulk purchase annuity volumes.
France continues to grow, with 9M14 VNB up 39%1 to £156 million. Within this, VNB from unit linked savings business grew 73% and protection VNB was 15% higher. These two product lines made up 74% of VNB in Q3 (9M13: 66%), resulting in higher margin and lower investment risk.
Poland VNB has increased 40%1 to £46 million (9M13: £34 million), with strong performance across most product lines and distribution channels. Turkey VNB was broadly level in constant currency at £23 million. In Asia, VNB grew 47%1,2 to £97 million, due to product mix and strong protection sales in China.
Our turnaround businesses in Italy, Spain and Ireland are delivering ahead of schedule. Italy has been our best performing turnaround business, with 9M14 VNB up 68%1,2 to £41 million (9M13: £25 million). A restructure of this business has enabled a reduction in with-profit guarantees contributing to improved margins. Our Spanish business has increased continuing business VNB by 70%1,2 to £19 million (9M13: £12 million) and in Ireland, VNB increased 57%1 to £6 million (9M13: £4 million).

Asset management ■ AIMS outperforms in its first quarter
Aviva Investors flagship range of multi-strategy funds, AIMS, was launched in July. This is part of a renewed focus under Chief Executive Euan Munro to deliver solutions shaped to meet the financial goals of customers. The AIMS Target Return Fund3 delivered a positive return of 1.96% in its first three months. This is ahead of its annual performance target of 5% per annum above the local base rate. It aims to reach its target return whilst limiting the volatility of returns compared with an investment in global equities.

1 On a constant currency basis. 2 Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia. 3 GBP - denominated OEIC. Page 4
Combined operating ratio ■ COR improved 1 ppt to 95.9%, despite being impacted by worse weather
In general insurance, the combined operating ratio (COR) improved 1 percentage point to 95.9% (9M13: 96.9%) mostly due to a strong result in the UK.
In the UK, the 9M14 COR of 94.1% was significantly better than last year's result of 95.5%. Disciplined underwriting, good expense management and modest reserve development drove this improvement.
The Canadian COR increased to 96.8% (9M13: 95.2%) principally due to losses from adverse weather and fire in Western Canada.
In Europe, the COR deteriorated to 99.8% (9M13: 98.3%). France's combined ratio of 99.3% (9M13: 97.4%) was impacted by hailstorms in Burgundy and Bordeaux and floods in Montpellier.
The Italian COR of 95.0% is 90bps better with higher volumes and lower expenses.
Net written premiums (NWP) in general and health insurance were 1% lower in constant currency at £6,247 million (9M13: £6,604 million). UK GI net written premiums were down 6% although in September premiums stabilised compared to last year. France, Italy and Canada grew NWP by 5%1, 5%1 and 6%1 respectively.

Balance sheet ■ IFRS net asset value per share up 10% YTD to 298p
Year to date, the IFRS net asset value per share has increased 10% to 298p (FY13: 270p). Profits in the period and an increase in our pension surplus were partially offset by foreign exchange and modest negative investment variances. During the period, we also had a positive closing adjustment related to the sale of Aviva USA, which added 2p per share. In addition, the disposal of our stake in our Spanish bancassurance joint venture CxG Aviva is expected to add 4p per share to our NAV when it completes.
At the end of the quarter, our external leverage ratio was 46.7% (FY13: 50%) and 30% on an S&P basis. Since then, we have announced our intention to call €700 million of external hybrid debt.
Our economic capital surplus is £7.9 billion (FY13: £8.3 billion). The addition to economic capital from operating profits was offset by dividends declared in the year, debt reduction, forex and other market movements. Liquidity at Group centre was £1.25 billion at 30 September 2014.

Expenses ■ Momentum from the first half of the year has continued
We continue to focus on improving our efficiency in order to remain competitive and produce satisfactory returns. Progress continues to be adequate and our expense run rate has improved in the third quarter.
Integration and restructuring costs remain significantly lower at £75 million for the first nine months. This is 62% lower year on year and relates mostly to Solvency II costs.

Management
We have made a number of senior appointments recently as we focus on serving our customers digitally first, including Chris Wei, Chief Executive Officer of Global Life Insurance, Adam Kornick, Global Analytics Director and Andrew Brem, our new Chief Digital Officer who is due to start on
1 December.

Outlook
Performance at Aviva continues to improve. We are focused on maximising the benefits of our composite nature and building a leading digital proposition.
Management decisions will remain focused on achieving on our Investment Thesis of Cash flow plus Growth.
Whilst the economic and regulatory environment remains challenging, we are in an entirely different position to where we were a few years ago. Aviva is starting to demonstrate consistency in its results and our focus remains on addressing our outstanding issues and completing the turnaround.

1 On a constant currency basis.

Notes to editors
All comparators are for the 9 months to 30 September 2013 unless otherwise stated.
Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 September 2014. The average rates employed in this announcement are 1 euro = £0.81 (9 months to 30 September 2013: 1 euro = £0.85) and CAD$1 = £0.55 (9 months to 30 September 2013: CAD$1 = £0.63).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "projects", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of conditions in the global financial markets and the economy generally, including exposure to financial and capital markets risks; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions to address fiscal and budget constraints in the EU, UK and the US; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the impact on our business and strategy due to proposed changes in UK tax law relating to annuities; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3D, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 24 March 2014. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 07:30 hrs GMT Analyst conference call: 09:00 hrs GMT Tel: +44(0)20 3427 1900 Conference ID:2252936

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Statistical Supplement
1. Basis of preparation
2. Trend analysis of VNB (continuing operations) - cumulative
3. Trend analysis of VNB (continuing operations) - discrete
4. Trend analysis of PVNBP (continuing operations) - cumulative
5. Trend analysis of PVNBP (continuing operations) - discrete
6. Trend analysis of PVNBP by product (continuing operations) - cumulative
7. Trend analysis of PVNBP by product (continuing operations) - discrete
8. Geographical analysis of regular and single premiums (continuing operations)
9. Trend analysis of investment sales - cumulative
10. Trend analysis of investment sales - discrete
11. Geographical analysis of regular and single premiums - investment sales
12. Trend analysis of general insurance and health net written premiums - cumulative
13. Trend analysis of general insurance and health net written premiums - discrete

1 - Basis of preparation

The OCG, MCEV NAV, PVNBP and VNB information included in this announcement and statistical supplement reflects the following changes to the MCEV methodology that have been implemented in 2014 and comparatives have been adjusted accordingly:
■ The definition of covered business now includes UK Retail Fund Management as well as health business in the UK and Singapore which is managed on a long term basis. Premiums for UK Retail Fund Management are now included in both investment sales and MCEV PVNBP. Premiums for long term health business in the UK and Singapore are now included in both IFRS net written premiums and MCEV PVNBP.

■ The assessment of the liquidity premium is now based on a notional portfolio of assets for all business and for the first time a liquidity premium is applied to participating business. A liquidity premium continues to be applied to annuity business. The changes to the liquidity premium valuation impact the UK, Ireland, France, Italy and Spain.

2 - Trend analysis of VNB (continuing operations1) - cumulative

									Growth2 on 3Q13
Gross of tax and non-controlling interests	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	114	224	326	469	89	177	297	(9)%	(9)%
Ireland	-	2	4	8	3	6	6	50%	57%
United Kingdom & Ireland	114	226	330	477	92	183	303	(8)%	(8)%
France	41	90	118	172	54	110	156	33%	39%
Poland3	10	21	34	51	21	34	46	34%	40%
Italy - excluding Eurovita	10	18	25	43	15	26	41	61%	68%
Spain - excluding Aseval & CxG	1	7	12	25	6	14	19	63%	70%
Turkey	10	20	28	37	6	14	23	(19)%	1%
Other Europe	1	1	1	1	-	-	-	(100)%	(100)%
Europe	73	157	218	329	102	198	285	31%	40%
Asia - excluding Malaysia	19	41	71	103	32	66	97	36%	47%
Aviva Investors4	-	-	-	-	-	2	5	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	206	424	619	909	226	449	690	12%	15%
Eurovita, Aseval, CxG & Malaysia	3	2	-	(5)	(2)	(5)	(4)	-	-
Total value of new business	209	426	619	904	224	444	686	11%	15%

1. Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania.
4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

3 - Trend analysis of VNB (continuing operations1) - discrete

									Growth2 on 3Q13
Gross of tax and non-controlling interests	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	114	110	102	143	89	88	120	18%	18%
Ireland	-	2	2	4	3	3	-	(133)%	(135)%
United Kingdom & Ireland	114	112	104	147	92	91	120	15%	15%
France	41	49	28	54	54	56	46	66%	73%
Poland3	10	11	13	17	21	13	12	(7)%	(4)%
Italy - excluding Eurovita	10	8	7	18	15	11	15	103%	113%
Spain - excluding Aseval & CxG	1	6	5	13	6	8	5	20%	25%
Turkey	10	10	8	9	6	8	9	12%	29%
Other Europe	1	-	-	-	-	-	-	-	-
Europe	73	84	61	111	102	96	87	45%	53%
Asia - excluding Malaysia	19	22	30	32	32	34	31	2%	8%
Aviva Investors4	-	-	-	-	-	2	3	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	206	218	195	290	226	223	241	24%	27%
Eurovita, Aseval, CxG & Malaysia	3	(1)	(2)	(5)	(2)	(3)	1	-	-
Total value of new business	209	217	193	285	224	220	242	26%	30%

1. Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Poland includes Lithuania.
4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

4 - Trend analysis of PVNBP (continuing operations1) - cumulative

									Growth3 on 3Q13
Present value of new business premiums2	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9,098	6%	6%
Ireland	117	225	338	469	105	196	291	(14)%	(10)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	9,389	6%	6%
France	1,243	2,363	3,367	4,498	1,310	2,427	3,538	5%	10%
Poland4	123	227	358	486	234	332	429	20%	25%
Italy - excluding Eurovita	563	1,198	1,591	1,975	698	1,440	2,060	29%	35%
Spain - excluding Aseval & CxG	284	516	671	1,055	270	536	743	11%	16%
Turkey	135	253	341	524	110	231	348	2%	27%
Other Europe	20	20	20	20	-	-	-	(100)%	(100)%
Europe	2,368	4,577	6,348	8,558	2,622	4,966	7,118	12%	18%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	1,454	13%	21%
Aviva Investors5	4	7	28	58	5	257	562	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	11,214	16,560	22,733	6,134	12,435	18,523	12%	15%
Eurovita, Aseval, CxG & Malaysia	158	248	317	444	86	195	210	(34)%	(31)%
Total	5,898	11,462	16,877	23,177	6,220	12,630	18,733	11%	14%

1. Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Poland includes Lithuania.
5. The UK Fund Retail Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

5 - Trend analysis of PVNBP (continuing operations1) - discrete

									Growth3 on 3Q13
Present value of new business premiums2	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	3,046	2%	2%
Ireland	117	108	113	131	105	91	95	(16)%	(12)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	3,141	1%	1%
France	1,243	1,120	1,004	1,131	1,310	1,117	1,111	11%	15%
Poland4	123	104	131	128	234	98	97	(26)%	(23)%
Italy - excluding Eurovita	563	635	393	384	698	742	620	58%	64%
Spain - excluding Aseval & CxG	284	232	155	384	270	266	207	34%	40%
Turkey	135	118	88	183	110	121	117	34%	53%
Other Europe	20	-	-	-	-	-	-	-	-
Europe	2,368	2,209	1,771	2,210	2,622	2,344	2,152	22%	27%
Asia - excluding Malaysia	472	373	445	434	471	493	490	10%	17%
Aviva Investors5	4	3	21	30	5	252	305	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	5,474	5,346	6,173	6,134	6,301	6,088	14%	16%
Eurovita, Aseval, CxG & Malaysia	158	90	69	127	86	109	15	(79)%	(78)%
Total	5,898	5,564	5,415	6,300	6,220	6,410	6,103	13%	15%

1. Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Poland includes Lithuania.
5. The UK Fund Retail Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

6 - Trend analysis of PVNBP by product (continuing operations1) - cumulative

									Growth3 on 3Q13
Present value of new business premiums2	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	Sterling %	Constant currency %
Pensions	1,322	2,479	3,818	5,476	1,328	2,794	4,081	7%	7%
Annuities	630	1,217	1,664	2,327	500	935	1,656	-	-
Bonds	33	59	97	183	45	87	135	40%	40%
Protection	253	504	781	992	297	568	862	10%	10%
Equity release	98	182	297	401	117	257	462	55%	55%
Other4	443	1,119	1,899	2,545	644	1,411	1,902	-	-
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9,098	6%	6%
Ireland	117	225	338	469	105	196	291	(14)%	(10)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	9,389	6%	6%
Savings	1,173	2,229	3,197	4,278	1,232	2,278	3,347	5%	9%
Protection	70	134	170	220	78	149	191	12%	17%
France	1,243	2,363	3,367	4,498	1,310	2,427	3,538	5%	10%
Pensions	217	374	527	846	302	465	631	19%	37%
Savings	765	1,552	2,058	2,687	890	1,819	2,583	26%	31%
Annuities	6	10	13	13	2	2	3	(73)%	(71)%
Protection5	137	278	383	514	118	253	363	(5)%	1%
Poland6 , Italy6 , Spain6 and Other	1,125	2,214	2,981	4,060	1,312	2,539	3,580	20%	28%
Europe	2,368	4,577	6,348	8,558	2,622	4,966	7,118	12%	18%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	1,454	13%	21%
Aviva Investors7	4	7	28	58	5	257	562	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	11,214	16,560	22,733	6,134	12,435	18,523	12%	15%
Eurovita, Aseval, CxG & Malaysia	158	248	317	444	86	195	210	(34)%	(31)%
Total	5,898	11,462	16,877	23,177	6,220	12,630	18,733	11%	14%

1. Following the announced disposal of US Life in 4Q12, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Other UK business includes UK Retail Fund Management and UK long term health business.UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

5. Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £52 million in 2Q13, £77 million in 3Q13 and £114 million in 4Q13. There is no change in total PVNBP.

6. Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG.
7. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

7 - Trend analysis of PVNBP by product (continuing operations1) - discrete

									Growth3 on 3Q13
Present value of new business premiums2	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	Sterling %	Constant currency %
Pensions	1,322	1,157	1,339	1,658	1,328	1,466	1,287	(4)%	(4)%
Annuities	630	587	447	663	500	435	721	61%	61%
Bonds	33	26	38	86	45	42	48	30%	30%
Protection	253	251	277	211	297	271	294	6%	6%
Equity release	98	84	115	104	117	140	205	77%	77%
Other4	443	676	780	646	644	767	491	(37)%	(37)%
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	3,046	2%	2%
Ireland	117	108	113	131	105	91	95	(16)%	(12)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	3,141	1%	1%
Savings	1,173	1,056	968	1,081	1,232	1,046	1,069	11%	15%
Protection	70	64	36	50	78	71	42	16%	21%
France	1,243	1,120	1,004	1,131	1,310	1,117	1,111	11%	15%
Pensions	217	157	153	319	302	163	166	6%	16%
Savings	765	787	506	629	890	929	764	52%	58%
Annuities	6	4	3	-	2	-	1	(38)%	(35)%
Protection5	137	141	105	131	118	135	110	4%	9%
Poland6 , Italy6 , Spain6 and Other	1,125	1,089	767	1,079	1,312	1,227	1,041	36%	43%
Europe	2,368	2,209	1,771	2,210	2,622	2,344	2,152	22%	27%
Asia - excluding Malaysia	472	373	445	434	471	493	490	10%	17%
Aviva Investors7	4	3	21	30	5	252	305	-	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	5,740	5,474	5,346	6,173	6,134	6,301	6,088	14%	16%
Eurovita, Aseval, CxG & Malaysia	158	90	69	127	86	109	15	(79)%	(78)%
Total	5,898	5,564	5,415	6,300	6,220	6,410	6,103	13%	15%

1. Following the announced disposal of US Life in Q412, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4. Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

5. Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £27 million in 2Q13, £25 million in 3Q13 and £37 million in 4Q13. There is no change in total PVNBP.

6. Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG.
7. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

8 - Geographical analysis of regular and single premiums - (continuing operations1)

							Regular premiums			Single premiums
	9 months 2014 £m	Constant currency growth2	WACF	Present value £m	Restated3 9 months 2013 £m	WACF	Present value £m	9 months 2014 £m	Restated3 9 months 2013 £m	Constant currency growth2
United Kingdom	740	21%	5.0	3,699	611	5.0	3,026	5,399	5,530	(2)%
Ireland	19	11%	5.1	97	18	4.6	83	194	255	(21)%
United Kingdom & Ireland	759	21%	5.0	3,796	629	4.9	3,109	5,593	5,785	(3)%
France	63	2%	8.1	512	65	8.0	523	3,026	2,844	11%
Poland4	39	14%	8.8	344	36	7.4	268	85	90	(1)%
Italy - excluding Eurovita	33	(10)%	5.6	185	39	5.7	222	1,875	1,369	43%
Spain - excluding Aseval & CxG	27	(1)%	5.7	154	28	6.1	170	589	501	23%
Turkey	80	35%	3.8	301	73	4.1	299	47	42	40%
Other Europe	-	(100)%	-	-	4	1.5	6	-	14	(100)%
Europe	242	9%	6.2	1,496	245	6.1	1,488	5,622	4,860	21%
Asia - excluding Malaysia	193	(5)%	6.1	1,184	219	5.5	1,210	270	80	266%
Aviva Investors5	-	-	-	-	-	-	-	562	28	-
Total - excluding Eurovita, Aseval, CxG & Malaysia	1,194	13%	5.4	6,476	1,093	5.3	5,807	12,047	10,753	14%
Eurovita, Aseval, CxG & Malaysia	6	(64)%	5.5	33	15	5.3	80	177	237	(22)%
Total	1,200	12%	5.4	6,509	1,108	5.3	5,887	12,224	10,990	14%

1. Following the announced disposal of US Life in Q3 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3. Comparatives have been restated to reflect the changes in MCEV methodology set out in Note 1.
4. Poland includes Lithuania.
5. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

9 - Trend analysis of investment sales - cumulative

									Growth3 on 3Q13
Investment sales1	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	841	1,494	2,040	486	1,043	1,405	(6)%	(6)%
Aviva Investors4	787	1,563	2,100	2,683	730	1,616	2,195	5%	10%
Asia	42	94	124	152	36	75	110	(12)%	(4)%
Total investment sales	1,134	2,498	3,718	4,875	1,252	2,734	3,710	-	3%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £549 million of Aviva Investors 3Q14 YTD investment sales are also included in Aviva Investors' PVNBP following the extension of MCEV covered business (refer to Note 1).

10 - Trend analysis of investment sales - discrete

									Growth3 on 3Q13
Investment sales1	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	536	653	546	486	557	362	(45)%	(45)%
Aviva Investors4	787	776	537	583	730	886	579	8%	14%
Asia	42	52	30	28	36	39	35	18%	25%
Total investment sales	1,134	1,364	1,220	1,157	1,252	1,482	976	(20)%	(18)%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £549 million of Aviva Investors 3Q14 (discrete 2Q14: £250 million and discrete 3Q14: £295 million) investment sales are also included in Aviva Investors' PVNBP following the extension of MCEV covered business (refer to Note 1).

11 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	9 months 2014 £m	9 months 2013 £m	Constant currency growth3	9 months 2014 £m	9 months 2013 £m	Constant currency growth3	Local currency growth3
United Kingdom & Ireland2	19	13	40%	1,386	1,481	(6)%	(6)%
Aviva Investors4	4	4	2%	2,191	2,096	10%	10%
Asia	-	-	-	110	124	(4)%	(4)%
Total investment sales	23	17	31%	3,687	3,701	3%	3%

1. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.
3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £549 million of Aviva Investors 3Q14 YTD investment sales are also included in Aviva Investors' PVNBP following the extension of MCEV covered business (refer to Note 1).

12 - Trend analysis of general insurance and health net written premiums - cumulative

									Growth3 on 3Q13 YTD
	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,963	2,904	3,823	845	1,836	2,742	(6)%	(6)%
Ireland	71	146	215	278	65	136	205	(5)%	(1)%
United Kingdom & Ireland	994	2,109	3,119	4,101	910	1,972	2,947	(5)%	(5)%
Europe	435	764	1,033	1,360	440	747	999	(3)%	2%
Canada	470	1,126	1,718	2,250	426	1,026	1,584	(8)%	6%
Asia	3	7	11	14	3	7	10	(7)%	-
Other	20	20	21	33	4	5	5	(74)%	(74)%
	1,922	4,026	5,902	7,758	1,783	3,757	5,545	(6)%	(1)%
Health insurance
United Kingdom1	138	289	383	536	144	302	394	3%	3%
Ireland	36	52	71	99	33	47	65	(9)%	(6)%
United Kingdom & Ireland	174	341	454	635	177	349	459	1%	1%
Europe	89	135	179	241	94	138	182	1%	6%
Asia2	35	47	69	86	29	45	61	(13)%	(2)%
	298	523	702	962	300	532	702	-	2%
Total	2,220	4,549	6,604	8,720	2,083	4,289	6,247	(5)%	(1)%

1. These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note 1 for details). 1Q13 NWP of £138 million, 2Q13 YTD NWP of £289 million, 3Q13 YTD NWP of £383 million, 4Q13 NWP of £536 million, 1Q14 NWP of £144 million, 2Q14 NWP of £302 million and 3Q14 NWP of £394 million are respectively equivalent to £138 million, £278 million, £405 million, £505 million and £158 million, £368 million and £497 million on a PVNBP basis.

2. Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note 1 for details). For Singapore long term health business, 3Q13 YTD NWP of £5 million, 4Q13 NWP of £11 million, 1Q14 NWP of £5 million, 2Q14 NWP of £9 million and 3Q14 NWP of £15 million are respectively equivalent to £47 million, £97 million, £37 million, £87 million and £130 million on a PVNBP basis.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

13 - Trend analysis of general insurance and health net written premiums - discrete

									Growth3 on 3Q13 YTD
	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,040	941	919	845	991	906	(4)%	(4)%
Ireland	71	75	69	63	65	71	69	-	4%
United Kingdom & Ireland	994	1,115	1,010	982	910	1,062	975	(3)%	(3)%
Europe	435	329	269	327	440	307	252	(6)%	(1)%
Canada	470	656	592	532	426	600	558	(6)%	7%
Asia	3	4	4	3	3	4	3	(3)%	3%
Other	20	-	1	12	4	1	-	(71)%	(71)%
	1,922	2,104	1,876	1,856	1,783	1,974	1,788	(5)%	-
Health insurance
United Kingdom1	138	151	94	153	144	158	92	(3)%	(3)%
Ireland	36	16	19	28	33	14	18	(9)%	(5)%
United Kingdom & Ireland	174	167	113	181	177	172	110	(4)%	(4)%
Europe	89	46	44	62	94	44	44	(1)%	3%
Asia2	35	12	22	17	29	16	16	(32)%	(27)%
	298	225	179	260	300	232	170	(7)%	(5)%
Total	2,220	2,329	2,055	2,116	2,083	2,206	1,958	(5)%	-

1. These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note 1 for details). 1Q13 NWP of £138 million, 2Q13 NWP of £151 million, 3Q13 NWP of £94 million, 4Q13 NWP of £153 million, 1Q14 NWP of £144 million, 2Q14 NWP of £158 million and 3Q14 NWP of £92 million are respectively equivalent to £138 million, £140 million, £127 million, £100 million, £158 million, £210 million and £129 million on a PVNBP basis.

2. Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note 1 for details). For Singapore long term health business, 3Q13 NWP of £5 million, 4Q13 NWP of £6 million, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million and 3Q14 NWP of £6 million are respectively equivalent to £47 million, £50 million, £37 million, £50 million and £43 million on a PVNBP basis.

3. Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary